
Connyct™
What's the Vibe?
Your Events (3)
Aftermath
Where are your friends going?
Discover
Pool Party
Brochella
Brewchella!

INVEST IN **CONNYCT**

Social Infrastructure Platform Transforming a $1.2T Market With WMG Music Deals

connyct.com New York, NY

Highlights

1. Millions of songs from the artists you love, powered by WMG, BMG, and more.

2. Blends the viral appeal of TikTok with the community focus of Reddit

3 A social platform with video and events at its core - seamlessly connecting people to experiences

4 33M people—mostly under 24—lit up our social channels in 2024

5 Professional grade content creation suite that rivals CapCut and Adobe Premiere Rush

6 Leadership team experience from TikTok, Amazon, Spotify, TBS

7 As TikTok faces a ban, we're positioned to be the privacy-first, American alternative creators need

8 Early stage platforms are valued 15x higher - creating massive upside for early investors

Featured Investor



Phil Friedman
Syndicate Lead

Follow

Invested $50,000 ⓘ

"As an entrepreneur with several successful exits, I am excited to lead this round of investment in Connyct on wefunder.com. My confidence in Connyct is based on their superior technology, user interface, and multiple use cases for different user groups. By combining the stellar team they have assembled along with the assets they have been able to develop Connyct has built an incredible moat around their technology and brand. I am thrilled to add Connyct to my portfolio."

Our Team



David Polinsky Chairman and Co-Founder



Founder, investor and executive across multiple industries, including breakthrough work in technology and biotechnology. Founder of TheLaw.com with former Mayor of NY Ed Koch, Cornerstone Pharmaceuticals, and most recently Connyct. JD, Fordham Law.



Matthew Berman CEO, Co-Founder

Matthew Berman is a 4x founder scaling award-winning ventures like Emerald Digital and WPP-backed Chunnel.TV. Brand architect involved with Fireball Whisky, Heineken, Hennessy.



Jonathan Blum President and Chief Financial Officer

Three decades of Wall Street experience and startup growth expertise. Harvard Business School graduate Background in scaling high-growth companies provides Connyct with a strong financial and operational foundation.



Jared Neutel Chief Technology Officer

CEO of Neutech, he currently manages a team of 200 developers, demonstrating his ability to lead large-scale technical operations. Known for his expertise in AI-driven recommendation systems and real-time communication platforms.



Bill Campbell Chief Music Officer

Pioneering figure in digital music licensing and strategy, Campbell played a pivotal role in TikTok's meteoric rise, helping secure crucial music industry partnerships during the platform's transformation from Musical.ly and expansion into the USA market.



Simmy Kustanowitz Chief Marketing Officer

Former executive Producer of TBS and truTV's cultural phenomenon "Impractical Jokers," which has garnered billions of views across social platforms. Has a deep understanding of viral content creation and youth culture.

Pitch


Connyct
The Future of Social
Is Personal
The Aftermaths
No Mo' FOMO
Find Your Roomie
Find Your Squad
Get started

Imagine a world where every passion has its perfect place. Where film buffs, music lovers, and hobbyists don't just scroll – they share real moments and build actual human relationships.

What if your digital life actually made your real life better?

Empowering Anyone to Build Their Social Universe


Brewchella!
Annie Jaffrey
Connyct
Connyct makes it easy for anyone to **launch, scale, and monetize** personalized social communities.



In a world of one-size-fits-all social networks, people are yearning for spaces that truly reflect who they are and what they love. Not just another app – but a home for their passions, their people, their authentic selves.

That's why we built Connyct.

We believe:

- Everyone deserves the power to create their own digital world.

- Privacy isn't an afterthought, but the foundation.

- Communities aren't just followers, but genuine connections.

- Online interactions should foster real-world moments.

We're not just building another social platform. We're giving people the tools to build their own social universes – spaces where shared interests become lasting connections, where passion creates opportunity, and where everyone can find their people.

Social Media Is Completely Broken



The Social Struggle Is Real

243K
monthly searches

2024
FTC report found

80%
of Gen-Z suffers from loneliness
(in the last 12 months)
for 'how to make friends' (and related phrases) in the US
(SemRush)
TikTok retains U.S. user data indefinitely, accessible to Chinese employees
of Instagram users' data given to third parties

The Reality:

- Big Tech and foreign governments are selling your data to everyone (an average of over 2000 data brokers)
- Your algorithm is designed to feed you addictive, negative engagement bait, and AI-generated garbage (dead internet theory)— not connection
- Your 'social' experience is anything but social.
- You're forced to juggle endless apps just to keep up
- The cost to build a social community for your group, brand, or community is prohibitively high

The next generation of users demands something different: focused spaces for real connections, seamless event planning, and genuine community building. They're tired of adapting to platforms – they want platforms that adapt to them.

It's time for social media that serves you, not surveils you.

Where Passion Meets People



The Winning Formula
Top Features Of Leading Apps
+
Revolutionary
Events Center
+
Industry Best Security Practices

Our formula is simple but powerful:

- The best features of today's leading platforms
- Blending TikTok's viral appeal with Reddit's community focus
- Innovating a revolutionary Events Center where digital connections spark real-world moments
- Industry-leading security built on US infrastructure on US-based AWS infrastructure with granular privacy controls
- Putting the 'power' in the hands of the people — you.

Building Gen-Z's Social Frontier


A $1.2T Market In Community Powered Commerce
$1.2T
Global social commerce market by 2025
(3× faster growth than traditional e-commerce)
26.4% CAGR
Creator economy expansion to $1.5T by 2034
62%
Gen Z/Millennials driving social commerce spend
35%+
North America's dominance in creator economy revenue

Market Momentum

- Social commerce revenue is projected to triple to **$1.2 trillion** by 2025, with platforms like TikTok and Instagram driving **50%+ of user purchases**.

- The creator economy is exploding at a 26.4% CAGR, poised to grow from $143B (2024) to **$1.5T by 2034**. North America leads with 35% market share, fueled by amateur creators dominating 65% of content monetization



Demographic Drivers

- Gen Z and Millennials will account for **62% of global social commerce** spending by 2025, with: already making social media purchases

- Creator economy tools are thriving: discover products through the platform.

The Complete Social Stack


Viral Video Content
Events Center
Popular Music Library
Creative Production Suite
In App Communities
Privacy & Security
What's the Vibe?
Discover

We wanted to make something best in class:

- Viral Video Content: Create and share attention-grabbing content that spreads like wildfire
- Popular Music Library: Millions of licensed tracks from Warner, and BMG
- Creative Production Suite: Pro-grade editing tools that rival TikTok and Instagram
- In-App Communities: One home for all your social worlds
- Privacy & Security: US-based, bank-level security puts you in control


Where Online Connections Turn Into Real-Life Stories
Event Discovery
Events Planning
What's the Vibe?
Brochella


Invite & RSVP
Rich Audiovisual
Aftermath
View all

The Events Center is where plans come together:

- See what your friends are up to this weekend at a glance
- Skip the chaotic group chat - plan parties and gatherings seamlessly
- Discover events you'd never know about otherwise
- Coordinate details effortlessly - from arrival times to who's bringing what
- Share the experience with integrated photos, videos, and music

Music Isn't Just Content - It's Connection


Millions Of Songs From The Artists You Love
In Control
Baker Boy
Top Videos
View all
Recent Videos
Trending
Genres
4U
Fave
Moon Music
Coldplay
WARNER MUSIC GROUP
UNIVERSAL
MUSIC GROUP
BMG

Through strategic partnerships with Warner, and BMG, we're bringing the power of licensed music to community-driven social experiences. No other platform outside of TikTok, Instagram, Snapchat, and YouTube can match our music selection.

Why This Matters:

- Music drives viral moments and cultural trends
- Licensed tracks transform basic content into engaging stories
- Gen Z discovers 82% of new music through social platforms
- Music features increase user engagement and time spent in-app

Our Advantage:

- Millions of licensed tracks from major and independent labels
- Professional-grade production tools
- Seamless integration with video creation

It All Starts On Campus



Liftoff: The College Blueprint
Who
U.S. College Students (19.9M Market)
What
School by School Roll Out (Spring 2025)
Why
• Perfect for viral adoption
• Built-in communities for events
• High demand
• Validated with enthusiastic student beta group

The college strategy isn't just proven – it's perfect for Connyct. Here's why:

Dense Networks + Geographic Focus = Rapid Growth

- College campuses are ready-made communities with built-in social graphs
- Students concentrated in physical spaces, supercharging network effects
- Natural viral loops through shared classes, dorms, and events (enabling rapid WOM growth)
- Events and music are core to campus life – exactly what Connyct delivers

Distribution Innovation

- Event-driven user acquisition (app required for popular campus events)
- Campus ambassador program driving authentic peer-to-peer growth
- School-by-school rollout ensuring dense, sustainable networks

With 19.9M U.S. college students hungry for better social + event discovery tools, we're launching to a massive market with perfect conditions for growth.

Social's New Chapter


Social Startups Are Having A Moment
WOW
$537M
BeReal Exit (2024)
Gen-Z Social App
$300M
Est. Saturn Valuation (2024)
Social Calendar App
$41.5M
Fizz Raised (2023)
College Social

The social landscape is fragmenting into specialized platforms - and the market is rewarding it. Recent highlights:

- BeReal's $537M exit shows appetite for authentic social experiences

- Saturn's $300M valuation validates social+calendar integration

- College-focused platforms like Fizz ($41.5M raise) prove our target market

- Posh ($22M raise) and Flip ($1B valuation) demonstrate continued momentum

- College & Gen-Z focused startups proving particularly attractive targets

- Traditional tech giants actively acquiring in this space (Discord, Voodoo)

- Specialized platforms consistently achieving strong user growth and retention

This validates both our timing and approach: build for specific communities first, then scale.

Capturing Value Across the Social Stack



Where Communities Profit

Platform Power Plays

AI-Powered Social Shopping
Live Commerce Features
Community-First Commerce
Built for How Gen-Z Buys

Revenue Engines

Premium Features & Virtual Goods
Brand/Sponsored Integrations
Creator Revenue Share

Enterprise/API

Connyct isn't just building a platform - we're creating an ecosystem where everyone can monetize their social capital. From individual creators to brand communities, our revenue model is designed for the new social economy.

The foundation starts with proven monetization channels across premium features, brand partnerships, and enterprise solutions. But where we truly differentiate is enabling commerce at every level:

- Creators unlock new revenue streams through integrated tools and AI-powered recommendations
- Communities tap into a $1.2T social commerce market through our Connyct Shop platform
- Brands engage through native advertising and sponsored communities
- Enterprise clients leverage our API for custom social solutions

This multi-layered approach aligns perfectly with Gen-Z's integrated view of social, commerce, and community. Our platform doesn't just enable transactions - it empowers economic opportunity across the entire social stack.



Connyct
Join Us For The Future of Social.
This Time It's Personal.
Find Your Roomie
No Mo' FOMO
Find Your Squad

And this is just the beginning. Our vision for the future will transform how communities and developers engage with social platforms:

- Modular functionality that lets communities customize their experience

- Developer tools and APIs that enable third-party innovation

- A complete ecosystem where developers can build and monetize new features

We're not just another social platform – we're creating the infrastructure for the future of digital community, where every group can have their own personalized social space, tailored exactly to their needs.